STW RESOURCES HOLDING CORP.
619 West Texas Avenue, Suite 126
Midland, Texas 79701

            April 5, 2010

Sondra Snyder, Division of Corporation Finance
U. S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549

Re:	STW Resources Holding Corp. (f/k/a STW Global Inc.)
Form 8-K, Filed February 19, 2010
Commission File No. 000-52654

Dear Ms. Snyder:

Below please find our responses to your March 25, 2010 comment letter.

Form 8-K filed February 19, 2010

General

1.
Since your Form 8-K does not include the financial statements of STW Resources, Inc. for its fiscal year ended December 31, 2009, you will need to file a Form 8-K which includes audited financial statements for that year by the date that a Form 10-K for that period would be due.  Please note that there can be no lapse in audited periods of financial statements for STW Resources, Inc. between those provided in this Form 8-K and the periodic reports you will file following the reverse merger.

Response

The Company has filed an amended Form 8-K which included the financial statements for the year ended December 31, 2009.

Changes in and Disagreements With Accountants

2.
It is our view that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse merger or recapitalization always results in a change of accountants.  Accordingly, please revise your Form 8-K filed in connection with the reverse recapitalization to provide the disclosures required by Item 3-04 Regulation S-K, as those disclosures are required by Item 14 of Form 10.  You should treat the accountant who will no longer be associated with the registrant’s financial statements as the predecessor accountant.

Jennifer Thompson, Accounting Branch Chief
U. S. Securities and Exchange Commission
April 5, 2010

Response

In response to your comment, we have filed a stand-alone Form 8-K – Item 4.01 disclosing the change in auditors.

Financial Statements of STW Resources for the Fiscal Year Ended December 31, 2008

Independent Auditor’s Report, page 1

3.
Please have your independent registered public accounting firm revise their audit report to state, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707

Response

The audit report, contained in the Form 8-K has been revised to state that the audit was conducted in accordance with the standards of the PCAOB.

***
We hereby acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact our attorney, Stephen M. Fleming, at 516-833-5034.

Sincerely, /s/ Stanley Weiner Stanley Weiner, CEO and Chairman